UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RadNet, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

750491102

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 5th Floor East

New York, New York 10017

Telephone: 212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75040P405	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC (26-1523875)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 2,580,613
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 2,580,613
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,580,613
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 75040P405	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLUEMOUNTAIN GP HOLDINGS, LLC (26-1523585)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 2,308,389
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 2,308,389
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,308,389
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 75040P405	13G	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer

RadNet, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

1510 Cotner Avenue Los Angeles, California 90025

Item 2.	(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of BlueMountain Capital Management, LLC (“BMCM”) and BlueMountain GP Holdings, LLC (“GP Holdings” and together with BMCM, the ‘Reporting Persons” ) with respect to the shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Radio One, Inc., a Delaware corporation (the “Issuer”).

BMCM acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, the following entities:

(i) Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”) with respect to the 1,280,255 shares of Common Stock directly owned by it;

(ii) BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”) with respect to the 503,189 shares of Common Stock directly owned by it;

(iii) BlueMountain Long/Short Equity Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Equity”) with respect to the 250,205 shares of Common Stock directly owned by it;

(iv) BlueMountain Equity Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Equity Alternatives”) with respect to the 153,975 shares of Common Stock directly owned by it;

(v) BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership (“Kicking Horse” and together with Credit Alternatives, Long/Short Credit, Long/Short Equity and Equity Alternatives, the “Partnerships”) with respect to the 120,765 shares of Common Stock directly owned by it;

(vi) BlueMountain Timberline Ltd., a Cayman Islands exempted limited company, with respect to the 150,956 shares of Common Stock directly owned by it;

(vii) AAI BlueMountain Fund PLC, on behalf of its sub-fund BlueMountain Long/Short Credit and Distressed Reflection Fund, an Irish open-ended umbrella investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds, with respect to the 64,408 shares of Common Stock directly owned by it; and

(viii) BlueMountain Long Short Grasmoor Fund Ltd., a Cayman Islands exempted limited company, with respect to the 56,860 shares of Common Stock directly owned by it.

GP Holdings serves as the ultimate general partner of each of the Partnerships, with respect to the Common Stock directly owned by each of the Partnerships.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

	(b)	Address of the Principal Office or, if none, residence

The address of the principal business office of each of the Reporting Persons is 280 Park Avenue, 5th Floor East, New York, New York 10017.

	(c)	Citizenship

Each Reporting Person is a limited liability company organized under the laws of the State of Delaware, USA.

	(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

	(e)	CUSIP Number

750491102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 75040P405	13G	Page 5 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

BMCM and GP Holdings expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

The Company’s Form 10-Q filed on November 9, 2012, indicates that the total number of outstanding shares of Common Stock as of November 2, 2012 was 38,340,482. The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75040P405	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer